Mail Stop 03-05

      March 25, 2005


Via U.S. Mail

Mr. Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

Re: 	AMC Entertainment Inc.
	Amendment No. 1 to Form S-2, filed on March 15, 2005, File
No.
333-122389
	Amendment No. 1 to Form S-4, filed on March 15, 2005, File
No.
333-122376
	Form 10-Q for the quarterly period ended December 30, 2004, File
No. 001-08747

Dear Mr. Ramsey,

      We have reviewed your Form S-2 and Form 10-Q and have the following comments. We are also monitoring your Form S-4 for compliance with the comments below and for the signature page. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-2
Summary Historical and Pro Forma Financial and Operating Data,
page
11

1. Expand the first paragraph to indicate whether AMCE, as the accounting acquiree, was renamed as well. We note that Marquee, as the accounting acquiror, had been "dissolved" and renamed as AMCE. Clarify the disclosure to describe how Marquee was dissolved, given that this is the legal acquirer.

Risk Factors, page 15
Our substantial debt could adversely affect our operations, page
15
2. We note that as of December 30, 2004, you had $162.2 million of additional borrowing capacity under your amended credit facility that
"would be effectively senior to the notes." Please clarify whether you are referring to the Senior Notes or to the Senior
Subordinated
Notes.

Marquee Inc. Audited Financial Statements
Note 1 - Basis of Presentation, page F-6
3. We note that the merger with AMCE occurred on December 23, 2004 and that AMCE deconsolidated Holding`s assets and liabilities subsequent to that date. It appears that it would be appropriate to present the financial statements of Marquee Inc. through the date of
the merger and deconsolidation. Please revise or supplementally explain why financial statements have been presented through December
2, 2004 only.
4. Supplementally indicate the date or dates upon which the
$769.350
million in equity was contributed to Marquee Holdings, Inc.
5. Please expand your disclosure to briefly explain why Marquee and
Holdings each constituted variable interest entities, the nature of the variable interests and why AMCE was considered to be the primary beneficiary. In addition, please fully explain why it was appropriate for AMCE to deconsolidate Holding`s assets and liabilities subsequent to December 23, 2004.

AMCE December 30, 2004 Interim Financial Statements
Note 2 - Acquisitions, page F-19
6. We have reviewed your disclosures in response to prior comment
33
and your supplemental response that you do not believe the valuation specialist rises to the level of an expert. However, we believe as previously requested, that the valuation specialist should be identified and his consent included in the Registration Statement, as your revised disclosures still infers and gives preference to the use of the valuation specialist in determining the allocation of the purchase price, not only in the Merger transaction, but also on pages
F-73 and F-76 with respect to the Gulf States Theatres and GC Companies` acquisitions. Please revise and also provide a consent, or revise to clarify the allocation of the purchase price was solely based on management`s judgment. We will not object if you wish to represent that management considered a number of factors, including a valuation assessment, in preparing its estimates.



Signatures, page II-13
7. We note your response to prior comment 24. Please revise to reflect that the controller or principal accounting officer of AMC Entertainment Inc. has signed the registration statement, individually, in that capacity as required by the instructions for signatures on Form S-2. Accordingly, please revise the signatures for the guarantor subsidiaries.

Exhibit 5.1
8. Refer to the first paragraph. Please revise the aggregate principal amount of the 9 1/2% Senior Subordinate Notes due 2011 that you refer to in (iii). Also, please revise the year due to "2011."
9. We notice that none of the opinions opine on the enforceability of the guarantees by the guarantors from jurisdictions not covered by your opinion. Please revise your opinion or have the appropriate backup opinions revised.
10. It is inappropriate to assume due organization, valid existence and good standing for the guarantors for which there are additional opinions. You are entitled to rely on those opinions. Please revise accordingly.

Exhibit 5.2
11. Refer to page 2. Stating that your opinions relate only to the documents listed in the letter is an impermissible statement which qualifies your opinion.
12. In the next amendment please delete the first new paragraph on page 3 of your opinion or refile it dated the date of effectiveness.

Exhibit 5.3
13. Refer to page 2. Stating that your opinions relate only to the documents listed is an impermissible statement which qualifies your opinion.
14. Refer to the last paragraph on page 2. We note that you express no opinion relating to "the legality, validity, or enforceability of the Opinion Documents." We note that you refer to the guarantees given by GCT Pacific as Opinion Documents. Please revise to provide an opinion as to whether the guarantees given by GCT Pacific constitute legal and valid corporate actions.
15. Either delete the first new paragraph on page 3 of your opinion or refile it dated the date of effectiveness.

Exhibit 5.4
16. Refer to the first paragraph. Please revise the aggregate principal amount of the 9 1/2% Senior Subordinate Notes due 2011 that you refer to in (iii). Also, please revise the year due to "2011."
17. Please delete the next-to-last paragraph of your opinion. You may not refer to interpretive rules outside the text of the opinion itself.

Exhibit 5.5
18. In the next amendment delete the assumption that AMC Entertainment has become the Company within the meaning of the Indentures.
19. Also delete the final paragraph on page 3 of your opinion and the final sentence of the next-to-last paragraph of your opinion.
20. Either remove the first and third sentences of the last paragraph of the opinion or refile it dated the date of effectiveness.
Also
omit the last sentence of the opinion: you may limit the subject of the opinion but you may not limit reliance.

Exhibit 5.6
21. Refer to page 1. In the second to last paragraph you refer to Exhibit A. We could not locate Exhibit A. Please provide or revise.
22. Please revise to either omit the next-to-last paragraph or refile the opinion dated the date of effectiveness.
23. Revise the final paragraph to clarify that anyone can rely upon your opinion.

Exhibit 5.7
24. Refer to the first paragraph. In (iii), please revise the year due on the 2011 Notes to "2011."
25. Either delete the final paragraph on page 2 or refile the opinion dated the date of effectiveness.


Other
26. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
27. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.
28. Refer to the audited financial statements for AMC Entertainment, pages F-56 through F-122. We note that, when a change has been made in the financial statements, the financial statements as a whole are underlined. In future amendments, please underline or mark only the actual changes made to the financial statements. Alternatively, please also supplementally describe the nature and location of each changed item to facilitate the staff`s review.

FORM 10-Q for the quarterly period ended December 30, 2004
General
29. The following comments are also applicable to the December 31, 2004 unaudited interim financial statements included in the Registration Statement on Form S-2.

Note 1 - Basis of Presentation, page 8
30. Refer to your response to prior comment 32. We understand, from your response, that you initially considered Holdings to be the accounting acquirer. Therefore, the assets and liabilities of AMCE were required to be recorded at fair value in the financial statements of Holdings. However, since AMCE had outstanding public debt, you concluded that push down accounting would not be required in the ongoing financial statements of AMCE, as discussed in the Interpretive Response to Question 2 of SAB Topic 5-J. Please confirm our understanding, supplementally.
31. Subsequent to December 30, 2004 you determined that Marquee
Inc.
was a "substantive" transitory Newco and the acquirer of AMCE. As a result you concluded that the assets and liabilities of AMCE should be reported at fair value. If our understanding is correct, please further explain your analysis and why you reached this determination.
Your explanation should be significantly more detailed and specific than the discussion provided in your last response.
32. We also note your separate correspondence letter to us dated March 16, 2005 which includes Annex A, "Supplement to SEC Comment #32
- Transitory Guidance." Please tell us the date upon which the staff was "recently" asked to comment on the fact pattern presented in the no-name inquiry and identify the company or individual firm that submitted the request. In addition, please indicate the name, position and office of the SEC staff member who responded to the inquiry. Finally, please provide a comparison of your fact pattern with the fact pattern described in the supplement to your letter. Explain, in detail, how each of your events and circumstances resembles or differs from the specific events and circumstances described in Annex A. We may have further comments upon review of your response.
33. As a related matter, we note the staff`s cautionary remarks regarding the fact that no conclusion has been expressed on this particular question since the situation had not actually been encountered in a live registrant fact pattern. Have you consulted with the staff about your specific fact pattern as their comments appear to suggest?

Note 2 - Acquisitions, page 9
34. We have reviewed your response to prior comment 36. Please supplementally describe the significant terms of the program. Specifically, we note that you award items such as free movie passes or free concession items based on established levels of ticket purchases. You state that you record the estimated incremental cost of providing free concession items for awards when the awards are earned. Does your statement apply to the costs associated with free movie passes and any other applicable award items, as well? If it does not, supplementally explain how the costs of other awards are estimated and recorded. In addition, as awards are based upon the volume of ticket purchases, supplementally explain when and how you determine the date or dates upon which awards are "earned" for purposes of recording the liability. Finally, we assume that not all awards are ever utilized. Are there time limits on the use of these awards? When and how is the related liability account reduced in these circumstances?
35. We note that you consider the costs associated with these programs to be insignificant. Please supplementally quantify the liability assumed by the acquirer. In addition, please provide us with a schedule of activity for that liability account during fiscal
2004 and fiscal 2005, to date.
36. Consideration should be given to disclosing that allocation of the purchase price for the Moviewatcher Customer Loyalty Program is considered to be a `customer relationship` intangible asset. Further, we are unclear as to how you can attribute that a useful life of eight years is appropriate, given the nature of the movie industry and a customer base that is not contractually obligated to continue to participate. It would appear that a shorter useful life of, for example, three to five years, would be more reasonable. Please revise or supplementally provide us with details of the Moviewatcher program, including date of implementation, number of member customers and average length of membership.


FORM S-4
General
37. Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.
38. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
39. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Signatures, page II-14
40. We note your response to prior comment 24. Please revise to reflect that the controller or principal accounting officer of AMC Entertainment Inc. has signed the registration statement, individually, in that capacity. Accordingly, please revise the signatures for the guarantor subsidiaries.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 942-1912 or
Margery
Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	Gregory Ezring, Esq.
      Latham & Watkins LLP
	via facsimile:  (212) 751-4864

??

??

??

??

Mr. Craig R. Ramsey
AMC Entertainment Inc.
Page 1